Exhibit 99.1

Encana provides interim update on strength of operations

●	Encana repurchased 10% of its outstanding shares year-to-date; Plans to commence additional buyback in July 2019
●	Recent strong well performance in STACK strengthens the Company’s second quarter 2019 production outlook
●	Company reiterates annual capital investment plan
●	Portfolio further refined through agreement to exit China

CALGARY, June 10, 2019 – Encana Corporation (NYSE, TSX: ECA) today provided an update on its share buyback program and disclosed its intention to execute a substantial issuer bid (SIB) to fulfill its previously announced 2019 share buyback. In addition, the Company signed an agreement to exit China, strengthened its production outlook for the second quarter of 2019 and reiterated its original capital investment plan.

Encana repurchases 10% of outstanding shares year-to-date; intends to commence additional buyback for up to $213 million to complete its previously announced $1.25 billion share buyback program

Since commencing its buyback program in March 2019, Encana has invested $1.037 billion to purchase approximately 149.4 million common shares, the maximum allowed by the Toronto Stock Exchange under the normal course issuer bid program, at an average price of $6.94 per share (all amounts stated in US dollars). Repurchases to date represent 10% of the Company’s outstanding public float. Encana intends to fulfill its initial pledge to repurchase $1.25 billion in 2019 through a Substantial Issuer Bid (“SIB”) to purchase for cancellation up to $213 million of additional common shares. The SIB is expected to commence in July 2019, subject to customary approvals. The repurchase price or price range will be determined at that time.

Doug Suttles, Encana President and CEO, said, “We see compelling value in Encana shares today and we intend to fulfill our commitment to return cash to shareholders through the SIB program. This is part of our sustainable business model which profitably grows liquids, generates free cash and returns significant cash to shareholders through dividends and opportunistic buybacks.”

In addition, the Company recently retired its $500 million 6.50% Senior Notes due May 2019 through the issuance of commercial paper at more attractive rates.

Encana continues to refine asset portfolio and reaches agreement to exit its China operations

Encana recently reached an agreement with its partner, the Chinese National Offshore Oil Corporation (CNOOC), to terminate its production sharing contract (PSC) with CNOOC, which covers offshore operations in China. The termination is subject to the satisfaction of certain conditions and Encana expects to terminate the PSC and handover operation to CNOOC on July 31, 2019.

Second quarter production benefitting from strong new well performance

Total Company liquids production second quarter-to-date has averaged approximately 320 Mbbls/d, or about 10% higher than first quarter 2019 average proforma levels. Increased liquids volumes are being driven by strong oil and condensate volumes from Encana’s core growth assets in the Anadarko, Permian and Montney, which are expected to be up 13 – 15% over the first quarter of 2019. Despite severe weather incidents in each of these regions during the second quarter, production impact has been minimal.

Performance from recent wells in the Anadarko Basin has been strong and production is benefitting from Encana’s focus on the oil window in the core of its large, contiguous acreage position in STACK. Anadarko Basin production in the second quarter to date has averaged a record level of more than 160 MBOE/d, representing a double-digit increase over the first quarter of 2019. Importantly, oil and condensate production quarter-to-date has averaged about 60 Mbbls/d, an increase of nearly 20% from its first quarter proforma 2019 average. STACK proforma oil and condensate production quarter-to-date has averaged about 48 Mbbls/d, up more than 30% when compared to the first quarter of 2019.

“Since closing our Newfield acquisition in mid-February, we have driven a significant reduction in well costs and delivered strong performance from new wells in the STACK. We have pumped our high-intensity completion design on more than two dozen wells with development spacing of six to eight wells per section. Results from these wells have been very strong,” said Suttles. “When our industry-leading well costs are combined with our favorable royalty structure (<20%) and agreements to access preferred oil and gas markets, we can deliver strong and competitive returns in the STACK. We look forward to sharing our progress with shareholders with our second quarter results.”

When combining the record production levels in the Anadarko with strong quarter-over-quarter growth in the Permian and Montney, Encana expects that its second quarter 2019 proforma production will be 585 – 595 MBOE/d. Liquids production is expected to comprise about 54% of total production.

Full-year production and capital investment outlook reiterated

Encana today reiterated both its 2019 proforma capital investment and production outlooks. Capital investments are expected to be $2.7 – $2.9 billion. Full-year 2019 proforma production is expected to be within the Company’s original range of 560 – 600 MBOE/d, including the impact of the Company’s planned exit from China in the second half of 2019.

Suttles added, “We are delivering on our key objectives and expect to generate significant free cash this year even if recent oil prices are sustained through year-end. Our results are driven by profitable liquids growth, strong performance from new wells across the portfolio and our never-ending focus on costs and efficiencies. In addition, our risk management program is reducing the impact from recent oil price volatility.”

As of May 31, 2019, Encana has hedged approximately 128 Mbbls/d of expected oil and condensate production at an average price of $58.39 per barrel for the balance of 2019. The Company also has 951 MMcf/d of its expected remaining 2019 natural gas production hedged at an average price of $2.74 per thousand cubic feet (Mcf).

IMPORTANT INFORMATION FOR SHAREHOLDERS - This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase nor a solicitation of an offer to sell the Company’s common shares. The SIB referred to in this news release has not yet commenced. On the commencement date of the SIB, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Encana with the United States Securities and Exchange Commission (the “SEC”), and a separate issuer bid circular and related documents will be filed by Encana with Canadian securities regulatory authorities. The solicitation and the offer to purchase the common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with securities regulatory authorities. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the tender offer statement and related documents filed with the SEC (in each case, when available) at the website maintained by the SEC at www.sec.gov or with Canadian securities regulatory authorities at the website maintained by the Canadian Securities Administrators at www.sedar.com. Shareholders may also obtain those materials from the depositary for the SIB, which will be named in the tender offer statement. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

ADVISORY REGARDING OIL AND GAS INFORMATION - The conversion of natural gas volumes to barrels of oil equivalent (BOE) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: intent to commence a SIB, potential terms, timing and price thereof, and the benefits of the share buyback; expectation to terminate production sharing contract and exit from certain operations; and meeting Encana’s annual guidance, including capital outlook, production targets, liquids growth and estimated costs. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: future commodity prices and differentials; assumptions in corporate guidance; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; access to transportation and processing facilities; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: receipt of applicable board and regulatory approvals for the SIB; satisfaction of certain conditions associated with the termination of certain contracts and exit from certain operations; integration of acquired assets and ability to achieve anticipated benefits; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; impact of changes in credit rating and access to liquidity; currency and interest rates; risks inherent in Encana’s corporate guidance; failure to achieve cost and efficiency initiatives; risks in marketing operations; risks associated with technology; changes in or interpretation of laws or regulations; risks associated with existing or potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR.

Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: (281) 210-5110 (403) 645-3550	Media contact: (281) 210-5253

SOURCE: Encana Corporation